FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2005

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report, Dated November 16, 2005,

2.

Oromin Explorations Ltd. News Release Dated November 16, 2005,

3.

Oromin Explorations Ltd. News Release Dated November 22, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: December 5, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

December 5, 2005

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 16, 2005

Item 3.

Press Release

November 16, 2005, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 16th day of November, 2005.

OROMIN EXPLORATIONS LTD.

By:

Signed:  “J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

November 16, 2005	Trading Symbols: TSX Venture – OLE Web Site: www.oromin.com

AGREEMENT REACHED FOR DRILLING SANTA ROSA PROPERTY

HIGHLIGHTS

•

AUSTRALIA’S OTTOMAN ENERGY CAN EARN A 32.48% INTEREST BY FUNDING USD$1.4 MILLION IN EXPLORATION, INCLUDING DRILLING

•

OTTOMAN CAN EARN A FURTHER 8.76% BY SPENDING A FURTHER USD$897,000

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that it has reached an agreement in principal with Ottoman Energy Ltd. with respect to Oromin’s Santa Rosa petroleum exploration block in Argentina.  Ottoman is based in Perth, Western Australia and is currently involved in onshore exploration in the Thrace Basin in Turkey and offshore exploration in the Palawan and Visayas Basins in the Philippines.  More information on Ottoman can be obtained by visiting Ottoman’s website at www.ottomanenergy.com.

Ottoman has agreed to spend USD$1,400,000 on exploration to earn a 32.48% working interest in the project.  Thereafter, Ottoman can acquire an additional 8.76% interest from Oromin to increase its interest to 41.24% (the equivalent of Oromin’s interest) by incurring a further expenditure of USD$897,381.  Oromin and Ottoman expect the exploration work to include the drilling of up to three exploration wells to around 1,250 meters each.

The Santa Rosa Project is a 7,694 square kilometre exploration block located in the eastern part of the prolific Cuyana Basin in Argentina’s Mendoza Province.  The Cuyana Basin has already produced about 970 million barrels of oil from fields located in the western half of the basin. The eastern part of the basin is under-explored due to the presumed absence of structures capable of trapping significant hydrocarbons. The Santa Rosa concession, however, contains a domal structure of over 220 square kilometres that may lie on a likely hydrocarbon migration fairway. The dome has not been yet been tested by drilling.  Seismic work carried out by Oromin indicates the likely presence of reservoir quality rocks over the structure with a regional seal covering the entire area.

The exploration work comprises some further seismic modelling and the drilling of two or three wells on or near the crest of the dome.  Oromin and Ottoman anticipate that the drilling program will take place towards mid 2006, depending on the timing of the final award of the concession and on rig availability.

Oromin currently owns 82.48% of the concession and Surge Global Energy Inc. holds a 17.52% working interest in the project.

In connection with this transaction, Oromin has agreed, subject to regulatory approval, to pay a finder’s fee of 75,000 shares of Oromin.

Further to its news release of August 9, 2005, Oromin is also pleased to report that the loan of USD$600,000 has been converted into 1,701,644 units of Oromin, each unit consisting of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of an additional share of Oromin at a price of CAD$0.43 per share until November 15, 2007.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Cher Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

November 22, 2005	Trading Symbols: TSX Venture – OLE Web Site: www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (TSX-V:OLE) announces that it has granted incentive stock options entitling the purchase of up to 100,000 shares of Oromin at a price of $0.80 per share exercisable until November 22, 2010.  The grant of these options is subject to regulatory approval.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN